DEJOUR ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Dejour Enterprises Ltd.

We have audited the consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for independent auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company’s ability to continue as a going concern.  Our report to the shareholders dated April 13, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(In Canadian $)	December 31, 2005	December 31, 2004

ASSETS

CURRENT
Cash and cash equivalents (Note 6)	$ 12,387,314	$ 1,592,838
Prepaids and other	92,242	38,000

	12,479,556	1,630,838

FURNITURE AND EQUIPMENT (Note 3)	111,643	-
RESOURCE PROPERTIES (Note 4)	3,425,154	2

	$ 16,016,353	$ 1,630,840

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 312,222	$ 51,099

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	18,190,174	2,726,819
CONTRIBUTED SURPLUS (Note 8)	279,085	6,131
DEFICIT	(2,765,128)	(1,153,209)

	15,704,131	1,579,741

	$ 16,016,353	$ 1,630,840

SUBSEQUENT EVENTS (Note 11)

Approved on behalf of the Board

“Robert Hodgkinson”	“Douglas Cannaday”
Robert Hodgkinson – Director	Douglas Cannaday – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian $)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

EXPENSES
Amortization	$ 14,713	$ -	$ -
Interest expense and finance fee	1,589	52,087	15,074
Investor relations	626,686	12,753	2,767
Management and consulting fees	454,410	67,434	18,000
Management and consulting fees - stock-based compensation (Note 7)	308,434	6,131	-
Office and general	206,740	25,769	19,765
Professional fees	34,636	53,942	10,602
Property investigation costs	91,834	10,430	-
Regulatory and filing fees	150,474	30,991	25,568
Rent	126,718	13,081	8,593
Travel and accommodation	61,350	17,465	-

	2,077,584	290,083	100,369

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(2,077,584)	(290,083)	(100,369)
Interest income	99,530	-	-
Write-off of resource properties	-	-	(1)
Impairment of oil and gas property (Note 4)	-	(102,016)	-
Debt forgiveness	-	-	23,945

LOSS BEFORE INCOME TAXES	(1,978,054)	(392,099)	(76,425)

FUTURE INCOME TAX RECOVERY (Notes 6 and 9)	366,135	-	-

NET LOSS FOR THE YEAR	(1,611,919)	(392,099)	(76,425)

DEFICIT, BEGINNING OF YEAR	(1,153,209)	(761,110)	(684,685)

DEFICIT, END OF YEAR	$(2,765,128)	$(1,153,209)	$ (761,110)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	25,611,539	9,856,071	3,791,411

BASIC AND DILUTED LOSS PER SHARE	$ (0.06)	$ (0.04)	$ (0.02)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian $)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$ (1,611,919)	$ (392,099)	$ (76,425)
Adjusted for items not involving cash:
- amortization	14,713	-	-
- debt forgiveness	-	-	(23,945)
- non-cash finance fee	-	50,000	-
- non-cash stock-based compensation	308,434	6,131	-
- non-cash consulting fees	9,200	-	-
- impairment of oil and gas property	-	102,016	-
- future income tax recovery	(366,135)	-	-
- write-off of resource property	-	-	1

	(1,645,707)	(233,952)	(100,369)
Net changes in non-cash working capital items	206,881	2,145	7,475

Net cash flows used in operating activities	(1,438,826)	(231,807)	(92,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and equipment	(126,356)	-	-
Resource properties expenditures	(3,425,152)	(102,017)	-

Net cash flows used in investing activities	(3,551,508)	(102,017)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	15,784,810	1,796,760	200,000

Net cash flows provided by financing activities	15,784,810	1,796,760	200,000

INCREASE IN CASH AND CASH EQUIVALENTS	10,794,476	1,462,936	107,106

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,592,838	129,902	22,796

CASH AND CASH EQUIVALENTS, END OF YEAR	$ 12,387,314	$ 1,592,838	$ 129,902

Supplementary Cash Flow Information – See Note 10

The accompanying notes are an integral part of these consolidated financial statements

(In Canadian $)

NOTE 1- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

During 2004, the Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”) and is currently exploring and developing early stage energy projects with a focus on oil and gas and uranium.

As at December 31, 2004, the Company held interests in two oil and gas properties.  The Company had not yet determined if these properties contain economical reserves and accordingly, the Company recorded these properties at a nominal value.

During 2005 the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan and acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (Refer to Note 4).

The Company is in the business of resource property exploration and development.  The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent ultimately upon attaining profitable operations from its resource property activities.  To date, the Company has not generated any revenues from these resource properties and will invest substantial funds in carrying out its planned exploration activities.  As a result, more losses are anticipated prior to the generation of any revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as indicated in Note 13, they also comply, in all material respects, with United States generally accepted accounting principles. All amounts in these financial statements are expressed in Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Dejour.com Investment Corp. incorporated in Nevada.  All intercompany transactions are eliminated upon consolidation.

Resource Properties

Mineral properties:

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing. To date the Company has not recorded any asset retirement obligations for its mineral properties as no amounts are presently determinable.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect recoverable value.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Resource Properties (con’t)

Management evaluates each mineral interest on a reporting period basis or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

Oil and gas properties:

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.  Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis.  Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technology and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower of cost or estimated net realizable value of unproved properties.

Furniture and Equipment

Furniture and equipment are recorded at cost with amortization being provided using the declining balance basis at the following rates :

Office furniture and equipment

20%

Computer equipment

30%

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

Loss per Share

The Company uses the treasury stock method for the computation and disclosure of earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of options and warrants have been excluded as they are anti-dilutive.

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the year.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring management’s estimates relate to the recoverability of the carrying value of the Company’s resource properties, future income tax effects and the determination of fair value of stock-based compensation.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine value until properties are in development or production as reserves have been determined.

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation to employees and consultants. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company has adopted the fair value based method for options granted or altered to non-employees and employees in fiscal years commencing on or after January 1, 2002. The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model

The Company has granted stock options to directors and employees as described in Note 7.  No options were granted or outstanding during 2003.

Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures.  The Company renounces the qualifying expenditures upon the issuance of the respective flow-through common shares and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company has adopted the recommendation by the Emerging Issues Committee (“EIC”) of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers.

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Risk Management

The Company is engaged primarily in mineral and oil and gas exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.  The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources.  When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

Impairment of long-lived assets

The CICA has issued CICA Handbook, section 3063, Impairment of long-lived assets which provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The guidance replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

Comparative Figures

Certain of the comparative figures have been restated to conform to the current year’s presentation.

NOTE 3 – FURNITURE AND EQUIPMENT

	2005	2004

Office furniture and equipment	$ 84,806	$ -
Computer equipment	41,550	-

	126,356	-
Less: accumulated amortization	(14,713)	-

	$ 111,643	$ -

NOTE 4 - RESOURCE PROPERTIES

Uranium Properties

In 2005, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  Amounts capitalized, by project, include staking costs, recording fees and exploration expenses shown as below:

(In Canadian $)

NOTE 4 - RESOURCE PROPERTIES (con’t)

Uranium Properties (con’t)

	December 31, 2004	Acquisition Cost	Exploration & Development	December 31, 2005

Bozo	$ -	1,604	$ 1,694	$ 3,298
Fleming Island	-	33,369	314,513	263,605
Gartner Lake	-	51,754	125,876	208,141
Hoppy North	-	20,035	2,045	22,080
Hoppy South	-	13,235	2,139	15,374
Maybelle River	-	35,291	144,406	178,372
Meanwell Lake	-	34,753	63,729	153,683
R-Seven	-	120,786	287,868	351,883
Sand Hill Lake	-	184,247	269,934	505,568
Sheila Project	-	7,903	2,045	9,948
Thornburn Lake	-	29,178	2,369	31,547
Umpherville Lake	-	11,402	2,045	13,447
Umpherville West	-	3,343	1,695	5,038
Virgin Trend North	-	123,087	255,826	342,978
Virgin Trend South	-	19,739	31,229	92,177

Total Uranium Properties	$ -	689,726	$ 1,507,413	$ 2,197,139

Oil & Gas Properties

	December 31, 2003	Exploration & Development	Write-down	December 31, 2004

Lavaca Prospect	$ -	$ -	$ -	$ -
Tinsley Prospect	-	-	-	-
Golden Prairie Prospect	-	102,016	(102,015)	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 1	$ -	$ 1	$ 2

	December 31, 2004	Acquisition Cost	Exploration & Development	December 31, 2005

Lavaca Prospect	$ -	$ 50,150	$ 113,472	$ 163,622
Tinsley Prospect	-	295,459	768,932	1,064,391
Golden Prairie Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 2	$ 345,609	$ 882,404	$ 1,228,015

(In Canadian $)

NOTE 4 - RESOURCE PROPERTIES (con’t)

Oil & Gas Properties (con’t)

The Company currently holds interests in four oil and gas properties and has not yet determined if these properties contain economic reserves.  The Company is also evaluating and seeking new resource exploration projects of merit.

The Company has written two of these properties to a nominal value. In the future, once additional data on the property is reworked, the Company intends to expend further funds on the exploration of these properties.

By agreement dated August 15, 2001 the Company entered into an option to acquire a working interest in the Turtle Bayou #16 well in Terrebonne Parish, Louisiana, from a private company controlled by a director.  The Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value in 2003.  Should the Company wish to retain its interest in the well, it will be required to fund its proportionate share of future drilling costs, which are currently not determinable.

In 2004, the Company acquired the rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect located in Saskatchewan.  An initial well was drilled to 1,044 metres but the Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value which resulted in a loss on impairment of $102,016.  At its option, the Company can extend the joint venture beyond the Golden Prairie Prospect to further cover a total of 288 sections of prospective oil and gas lands referred to as the Fox Project.  The Company has an option to participate up to 50% in prospects developed in the Fox Prospect.

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  The operator commenced drilling operations on a test well in December 2005.

The Company paid acquisition costs representing the Company’s 43% prospect interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles.  Refer to Note 11.

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres.  The operator commenced drilling operations on a test well in November 2005.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company will pay 13.33333% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

At as December 31, 2005, total costs incurred on the Tinsley and Lavaca Prospects were $1,064,391 and $163,622 respectively.

(In Canadian $)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

During 2005, the Company reimbursed $156,994 (2004 - $29,250; 2003 - nil) to a private company controlled by a director for certain out of pocket expenditures in connection with the Company’s oil and gas and uranium exploration activities.  In addition during 2005, the Company incurred $100,000 in fees (2004 – nil; 2003 – nil) and $35,243 (2004 - $25,605; 2003 – nil) in expense reimbursements to this private company.  At December 31, 2005 $21,724 (2004 - $6,059) is owing to this company and is included in accounts payable.

b)

During 2005, the Company paid $57,350 (2004 – nil; 2003 – nil) to a private company controlled by a director as consideration for the acquisition of certain furniture and equipment.

c)

During 2004, the Company paid interest of $2,082 in cash and 200,000 shares valued at $50,000 to a private company controlled by a director as consideration for a $250,000 bridge loan.

d)

During 2004, the Company incurred $8,000 (2003 $20,500) in fees to private companies controlled by former directors of the Company.

e)

The Company incurred $64,480 (2004 $14,030; 2003 - nil) in fees and $2,030 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by an officer of the Company.

f)

The Company incurred $122,356 (2004 $22,500; 2003 - nil) in fees and $29,447 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by a director of the Company.

g)

The Company incurred $27,732 (2004 and 2003 - nil) in fees and $2,873 (2004 and 2003 – nil) in expense reimbursements to directors and a private company controlled by a director of the Company.

h)

As at December 31, 2004 $30,000 advanced to a private company controlled by a director for costs to be incurred on behalf of the Company is included in prepaids and other.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 6 - SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2003	9,595,962	$ 880,059

Common shares issued during 2004:
- for cash by private placement	6,000,000	1,796,760
- for bridge loan financing fee	200,000	50,000
Balance at December 31, 2004	15,795,962	2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$ 18,190,174

(In Canadian $)

NOTE 6 - SHARE CAPITAL (con’t)

During 2005, the Company completed the following:

In January 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  In connection with these private placements the Company paid finders’ fees of $37,125, paid other costs of $5,372 and issued 250,000 warrants to finders with each warrant being exercisable into a common share at a price of $0.65 per share to September 30, 2005.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In March 2005, the Company completed a private placement and issued a total of 8,076,923 units at $0.65 per unit for gross proceeds of $5,250,000.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agent’s options are exercisable into units at a price of $0.70 per unit with each unit consisting on one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  The grant date fair values of the finders’ fee units, agent’s options and the warrants have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In September 2005, the Company completed a private placement and issued a total of 4,500,000 units at US$0.55 per unit for gross proceeds of CDN$2,914,808.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with this private placement the Company paid finders’ fees of $109,058, paid other costs of $19,582 and issued 306,736 warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share to March 17, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow through common shares at $1.05 per share for total gross proceeds of $6,516,625.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007.  In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.  Proceeds from the flow through common shares totalling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005.  Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes.  In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

During 2004, the Company completed the following:

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common share units at $0.30 per unit.  Each common share unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005.  Proceeds from the flow through common shares and on the exercises of flow-through warrants can only be spent on CEE, as defined in the Canadian Income Tax Act.  Net proceeds from the issuance of flow-through common shares were $966,000, after a finder’s fee of $84,000.  Net proceeds from the issuance of common shares units were $830,760, after a finder’s fee of $69,240.  To December 31, 2005, the Company had expended all of the proceeds received on the flow through common shares and the $675,000 received on the exercise of the flow through warrants.  During 2005, a total of $1,050,000 of these expenditures were renounced to the investors and subsequently the remainder was also renounced.

(In Canadian $)

NOTE 6 - SHARE CAPITAL (con’t)

In accordance with the accounting recommendations relating to accounting for flow-through shares, the Company has reduced the flow-through share proceeds and recognized a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.  Concurrently the Company recognized a future income tax recovery from the utilization of available tax losses of prior periods to offset the future tax liability recognized.  The Company had not previously recognized tax benefits relating to losses of prior periods as the criteria for recognition had not been met.

During 2004, the Company issued 200,000 common shares, valued at $0.25 per share to a company controlled by a director as part of the considerations for a $250,000 bridge loan.

During 2003, the Company completed the following:

On June 6, 2003 shareholders approved a resolution to complete a 1:3 share consolidation which was effected on October 1, 2003.  The consolidation reduced the number of outstanding common shares from 7,095,111 to 2,365,037 shares.  All per share amounts were restated to reflect the share consolidation.

In October 2003, the Company completed a non-brokered private placement of 2,000,000 common shares at $0.10 per share for total proceeds of $200,000.  Additionally, the Company settled $523,092 in debt via the issuance of 5,230,925 common shares.

NOTE 7 – STOCK OPTIONS AND WARRANTS

During the current year the Company granted a total of 2,606,192 (2004 - 950,000) options to its insiders, consultants and advisors.  All options vest on a quarterly basis over periods ranging from eighteen months to three years.  The vested options can be exercised for periods ending between April 1, 2007 and October 31, 2009 to purchase common shares of the Company at prices ranging from $0.275 to $0.90 per share.  In accordance with accounting recommendations effective January 1, 2003, the Company expenses the fair value of all stock options granted over their respective vesting periods.  The fair value of the options granted during 2005 was determined to be $923,827 (2004 - $181,600).  The Company determined the fair value of stock options granted during the year using the Black-Scholes option pricing model using the following weighted average assumptions: expected option life of 2.83 years (2004 – 5.0 years), risk-free interest rate of 3.5% (2004 – 3.0%) and expected volatility of 96% (2004 - 87%).  During the current year the Company recognized a total of $308,434 (2004 - $6,131) of stock based compensation relating to the vesting of options and certain unvested options were cancelled with an original fair value of $24,720 leaving $766,142 to be recognized upon future vesting of options.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	$ -	-
Options granted	950,000	0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years

(In Canadian $)

NOTE 7 – STOCK OPTIONS AND WARRANTS (con’t)

Details of options exercisable as at December 31, 2005 are as follows:

Number	Exercise Price	Remaining Contractual Life

279,696	$ 0.275	3.84 years
222,544	0.550	2.24 years
303,334	0.600	2.68 years
66,667	0.650	1.25 years
16,780	0.660	2.29 years
21,000	0.900	1.58 years

910,021

In addition, during the current year the Company issued 717,692 agent’s options in connection with a private placement financing as described in note 6.  The agent’s options are exercisable into units at a price of $0.70 per unit until March 17, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $0.85 per share until March 17, 2007.  As at December 31, 2005, 499,909 of these agent’s options remain unexercised.

The following table summarizes information about warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	$ -	-
Warrants issued	1,500,000	0.45
Warrants exercised	-	-
Warrants expired	-	-

Balance, December 31, 2004	1,500,000	0.45	1.00 years
Warrants issued	9,709,436	0.88
Warrants exercised	(1,806,365)	0.49
Warrants expired	-	-

Balance, December 31, 2005	9,403,071	$ 0.89	1.42 years

Details of warrants outstanding as at December 31, 2005 are as follows:

Number	Price	Remaining Contractual Life

6,643,093	$ 0.80	1.21 years
97,527	0.85	1.21 years
2,662,451	1.10	1.95 years

9,403,071

(In Canadian $)

NOTE 8 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2003	$ -
Stock compensation on vesting of options	6,131

Balance, December 31, 2004	6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085

NOTE 9 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2005	2004

Loss before income taxes	$ (1,978,054)	$ (392,099)
Corporate tax rate	34.9%	35.6%

Expected tax expense (recovery)	(689,747)	(139,666)
Increase (decrease) resulting from:
Change in corporate tax rate	64,516	208,417
Expiry of non-capital losses carried forward	98,074	116,639
Non-deductible stock-based compensation	107,551	2,184
Renounced exploration expenditures	(366,135)	-
Change in future tax asset valuation allowance	694,649	(132,465)
Share issue costs and other	(275,043)	(55,109)

Future income tax provision (recovery)	$ (366,135)	$ -

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2005	2004
Future income tax assets
Non-capital losses available	$ 1,370,506	$ 880,907
Capital losses available	1,091,110	1,114,579
Resource pools in excess of net book value	762,534	1,120,233
Share issue costs and other	266,460	46,377

	3,490,610	3,162,096
Future income tax liabilities	-	-

	3,490,610	3,162,096
Valuation allowance
Valuation allowance, opening	(3,162,096)	(3,294,561)
Effect of renounced expenditures	366,135	-
Change in valuation allowance	(694,649)	132,465

Valuation allowance, ending	(3,490,610)	(3,162,096)

Net future tax assets	$ -	$ -

(In Canadian $)

NOTE 9 – FUTURE INCOME TAXES (con’t)

The Company has approximately $3,930,000 (2004 - $2,473,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2006	$ 651,000
2007	445,000
2008	467,000
2009	243,000
2010	91,000
2014	300,000
2015	1,733,000

$ 3,930,000

In addition, the Company has Canadian and Foreign exploration and development expenditures totalling approximately $5,612,000 and capital loss carryforwards of approximately $6,258,000 which may be available to reduce future taxable income. Both the exploration and development expenditures and the capital losses can be carried forward indefinitely.

Due to the uncertainty of realization of these loss carryforwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the future tax assets resulting from these loss carryforwards.

NOTE 10 – SUPPLEMENTARY CASH FLOW INFORMATION

	2005	2004	2003
	$	$	$
Supplemental information relating to non-cash financing activities
Issuance of common shares for services	9,200	-	-
Bonus shares issued for bridge loan financing fee	-	50,000	-
Conversion of notes payable to common shares	-	-	380,000
Conversion of accounts payable to common shares	-	-	143,092

Interest paid during the year	1,589	2,082	-
Taxes paid during the year	-	-	-

NOTE 11 – SUBSEQUENT EVENTS

In March 2006, the Company issued 5,300,000 flow-through common shares at $1.50 per share and raised $7,950,000 through a brokered private placement.  The Company paid finders’ fees of $477,000 in cash and 424,000 in share purchase warrants, exercisable into a common share at $1.65 per share before September 2, 2007.

In March 2006, the Company announced the private placement of 2,786,667 common share units at $1.50 per Unit for total gross proceeds of $4,180,000.  Each Unit consists of one common share and one-half of one share purchase warrant with each whole share purchase warrant exercisable into a common share at $1.65 per share before December 31, 2007.  To April 13, 2006 the Company has raised $2,075,004 in connection with this private placement.

Subsequent to the year-end, the Company granted a total of 350,000 options to consultants.  These options have an average exercise price of $1.36 per share and average expiry date of 2.36 years.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Subsequent to the year-end, 1,975,336 warrants and agents’ options were exercised for proceeds of $1,617,884 and 322,667 stock options were exercised for proceeds of $168,297.

(In Canadian $)

NOTE 12 – COMMITMENTS

Effective May 1, 2005, the Company entered into a 36 month lease on its office premises.  Under the terms of the lease the Company is required to make minimum annual payments of $91,520 during 2006, $91,520 during 2007 and $30,507 during 2008.  The Company has the options to renew the lease for an additional three years at the fair market rate at the time of renewal.

Refer to Notes 4 and 6.

NOTE 13 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  SEC staff has indicated that their interpretation of US GAAP requires mineral property acquisition, exploration and land use costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral property acquisition, exploration and land use costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R) provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

To December 31, 2004, the Company only granted stock options to consultants and did not grant any stock options to employees.  The adoption of SFAS No.123(R) during 2005 results in a similar stock based compensation as determined under US GAAP versus that determined under Canadian GAAP.

(In Canadian $)

NOTE 13 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(c)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d)

Flow-through shares

Under Canadian GAAP, future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company in connection with the issuance of flow-through common shares are recorded as a reduction of share capital at the time of renunciation.  Under US GAAP, the cost of the renounced expenditures is recorded as a liability and reduction of share capital on issuance of the flow through shares.  Under Canadian GAAP, the amount of this reduction is measured as the tax effected value of the renounced expenditures while under US GAAP, the amount of this reduction is measured by comparison of the flow-through common share price versus the fair value of the Company’s ordinary common shares.

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity.  SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  For the years ended December 31, 2005, 2004 and 2003 comprehensive loss equals the loss for the year.

(f)

Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(g)

Statements of cash flows

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

Recent accounting pronouncements

(h)

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications above.

(i)

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company has adopted FIN No. 47 as of December 31, 2005. Adoption of this pronouncement did not have a significant effect on the 2005 financial statements and accordingly, did not result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

(In Canadian $)

NOTE 13 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(j)

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. Management does not believe the adoption of this FSP will have a material impact on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

(k)

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

(l)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i)	Assets
		December 31,	December 31,
		2005	2004

	Total assets, under Canadian GAAP	$ 16,016,353	$ 1,630,840
	Less: interest in unproven resource properties	(2,197,139)	-

	Total assets, under US GAAP	$ 13,819,214	$ 1,630,840

(ii)	Liabilities
		December 31,	December 31,
		2005	2004

	Total liabilities, under Canadian GAAP	$ 312,222	$ 51,099
	Add: flow through issue cost liability	115,000	-

	Total liabilities, under US GAAP	$ 427,222	$ 51,099

(In Canadian $)

NOTE 13 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(iii)	Share Capital
		December 31,	December 31,
		2005	2004

	Total share capital, under Canadian GAAP	$18,190,174	$ 2,726,819
	Add: flow through issue cost under Canadian GAAP	366,135	-
	Less: flow through issue cost under US GAAP	(115,000)	-

	Total share capital, under US GAAP	$18,441,309	$ 2,726,819

(iv)	Deficit
		December 31,	December 31,
		2005	2004

	Deficit, under Canadian GAAP	$ (2,765,128)	$ (1,153,209)
	Less: interest in unproven resource properties	(2,197,139)	-
	Less: flow through share future tax recovery	(366,135)	-

	Deficit, under US GAAP	$ (5,328,402)	$ (1,153,209)

(v)	Net loss for the year
		For the year ended December 31,
		2005	2004	2003

	Net loss for the year, under Canadian GAAP	$ (1,611,919)	$ (392,099)	$ (76,425)
	Less: interest in unproven resource properties	(2,197,139)	-	-
	Less: flow through share future tax recovery	(366,135)	-	-

	Net loss for the year, under US GAAP	$ (4,175,193)	$ (392,099)	$ (76,425)

(vi)	Cash used in operating activities
		For the year ended December 31,
		2005	2004	2003

	Cash used in operating activities, under Canadian GAAP	$ (1,438,826)	$ (231,807)	$ (92,894)
	Less: resource property expenditures	(3,425,152)	(102,017)	-

	Cash used in operating activities, under US GAAP	$ (4,863,978)	$ (333,824)	$ (92,894)

(vii)	Cash used in investing activities
		For the year ended December 31,
		2005	2004	2003

	Cash used in investing activities, under Canadian GAAP	$ (3,551,508)	$ (102,017)	$ -
	Add: resource property expenditures	3,425,152	102,017	-

	Cash used in investing activities, under US GAAP	$ (126,356)	$ -	$ -